214-746-7864
mary.korby@weil.com

March 3, 2010

VIA EDGAR CORRESPONDENCE, FACSIMILE AND FEDERAL EXPRESS

Ms. Sandy Eisen
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F Street, N.E.
Washington, DC 20549-4628

Re:                  Darling International Inc.
Form 10-K for Fiscal Year Ended January 3, 2009
Filed March 4, 2009
Form 10-Q for the Fiscal Quarter Ended October 3, 2009
Filed November 12, 2009
Response letter dated December 1, 2009
File No. 1-13323

Dear Ms. Eisen:

On behalf of Darling International Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the Staff’s comments made in its letter of February 5, 2010 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K filed on March 4, 2009 (the “2008 Form 10-K”), the Company’s Form 10-Q filed on November 12, 2009 (the “Form 10-Q”), and the Company’s response letter dated December 1, 2009 (the “First Response Letter”).  Where applicable, we have incorporated revisions in response to the Staff’s comments (the “Revisions”) into the Company’s Form 10-K for the fiscal year ended January 2, 2010, filed on March 3, 2010 (the “2009 Form 10-K”).  We are providing an annotated version of the 2009 Form 10-K to the Staff on a supplemental basis, which we hope will be helpful in connection with the Staff’s review of the Revisions.

For convenience, the Staff’s comments have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment.

Form 10-K for the Fiscal Year Ended January 3, 2009

Financial Statements

General

1.
Disclose total revenues for each period discussed, by product, for each of your three primary products: MBM, BFT and YG, here and in your MD&A.  Please note such disclosure is required in your footnotes regarding segment information under ASC Topic 280-10-50-40.

ASC Topic 280-10-50-40 states, “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements.”

In accordance with ASC Topic 280-10-50-40, the Company has disclosed total revenues for each group of similar products in footnote 18 of the 2008 Form 10-K and the 2009 Form 10-K.  Rendering trade revenue of $585,108 consists mainly of sales of MBM and BFT.  Restaurant Services trade revenue of $222,384 consists mainly of sales of YG.  The Company has expanded its segment reporting disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) section and footnote 18 of the 2009 Form 10-K to include a description of products sold in each segment.

2.
Tell us why you do not explain in your filing the impact of transportation costs on your business.  We note that you discuss energy costs for factory operations and collections, but not for shipping your products.  We also note that you have not included information about shipping costs in the significant accounting policies in your financial statements, nor have you disclosed these costs in your footnotes, as would normally be required by ASC Topic 605-45-50.

In accordance with ASC Topic 605-45-50, if amounts are material to the Company, the Company would be required to disclose their policy, as well as the amount of such costs.  As is noted in paragraph 7(a) of the annotated 2009 Form 10-K, the majority of the Company’s sales are FOB Plant and customers incur the cost to transport purchased products from the Company’s plants.  Transportation costs related to shipping products are not material to the results of the Company’s operations.  Since these costs are not material to the results of the Company’s operations, the Company has not included information about shipping costs in its significant accounting policies footnote to the consolidated financial statements.

Note 6 — Goodwill, page 57

3.
We note your response to prior comment number 8 in our letter dated November 2, 2009.  Please tell us how you considered the guidance in EITF Topic D-101, which states that components that relate to different operating segments may not be combined into a single reporting unit.  We note at the end of your response that the impairment charge recorded for the fiscal year ended January 3, 2009, related to a single reporting unit, and that this reporting unit is a component (i.e., plant) that operates in both segments.  This statement appears to contradict the guidance of EITF D-101.  It appears to us the portion of a combined plant that operates in the restaurant services segment must be identified separately from the portion of a plant that operates in the rendering segment and assigned to different components based on the available discrete financial information.  Your analysis for goodwill impairment under SFAS 142 would apply to the allocation of goodwill to each separate component, which do not include assets from both segments.  If your evaluation has not complied with this guidance in the past, please tell us whether the impact of complying would have resulted in a materially different outcome during the three years presented.

EITF Topic D-101 states that components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit.  EITF Topic D-101 also states that determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances.  As stated in the First Response Letter, the Company manages its business in a “matrix” form whereby the Chief Operating Decision Maker regularly reviews the operating results by plant and also the operating results by products and services offered at each plant.  Thus, the Company has defined its two operating and reportable segments based on products and services (Rendering and Restaurant Services) under the requirements of paragraph 15 of SFAS 131.  As noted in Item 2 in the 2008 Form 10-K and the 2009 Form 10-K, certain plants operate in both segments.

The impairment charge recorded for fiscal year ended January 3, 2009, related to a plant that performs services and offers products in both operating segments.  The plant reports discrete financial information of each operating segment at that location.

The Company had divided its operations into reporting units using the plants as components in its testing for goodwill impairment, based on the assumption that results of testing by entire plants would not be materially different from results of testing after separating the plant into the two segments in accordance with EITF Topic D-101.  Based on this assumption, the Company tested for impairment of goodwill at reporting units based on geography/plants at January 3, 2009, and allocated the resulting impairment charge to the operating segments.  In response to your comment above, the Company has separately identified the portion of each combined plant that operates in the Restaurant Services segment from the portion of the combined plant that operates in the Rendering segment in the 2009 Form 10-K and has revised its reporting units accordingly.

Based on the revised reporting units, the Company has subsequently re-performed its test for impairment of goodwill at January 3, 2009, based on products and services (separately identifying the portion of the plant that operates in the Restaurant Services segment from the portion of the plant that operates in the Rendering segment) and has determined that the total impairment charge does not change and there is not a material difference between the outcomes of the test under either approach to determining reporting units in relation to the allocation of the impairment charge between segments.    Additionally, the Company analyzed its testing of impairment for fiscal 2007 and 2006 utilizing the revised reporting units, noting that its conclusion that no impairment of goodwill existed is consistent with the original testing for both of these years.

The Company will continue to utilize its revised reporting units in its testing for impairment of goodwill as it has done in the 2009 Form 10-K.  Additionally, the Company will revise its future filings to remove the references to the 2008 impairment at a single reporting unit as it has done in the 2009 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended October 3, 2009

Management's Discussion and Analysis

4.
We note your response to prior comment number 2 in our letter dated November 2, 2009, and are unable to agree with substantial portions of your response.  We do not believe that your current disclosure satisfies the requirements of Regulation S-K, Item 303, and related guidance.  We have considered your response carefully and believe that while additional transparency is required, this may be achieved without disclosing information that might result in substantial competitive harm to you.

We also note you have asserted that certain information is not required because it is not material to an investor's overall understanding of the company, its business and its results of operations.  To the extent you believe that information we have requested below is not material, please quantify this information in your response to demonstrate materiality.

We believe you should enhance MD&A discussion in future filings as follows.

a.
Expand the disclosure in the last paragraph of page 25 (and on page 29) of your Form 10-Q to address all of the material reasons for period-over-period changes in your revenues, by product.  For example, you state that revenues decreased in the third quarter of 2009 partially due to price decreases of MBM and BFT.  However, you then discuss sales volume decreases and other factors only for the rendering segment as a whole, where it appears that these changes should be discussed by product.  Similar information should be provided for the restaurant segment, as it appears that the change in YG volumes was a relevant factor in restaurant segment sales declines, but may not have been the only other factor in addition to price decreases.

The Company has improved its disclosure related to revenues in the 2009 Form 10-K as you have suggested.  For the Staff’s convenience, the Company has provided on a supplemental basis pages from the 2009 Form 10-K annotated to demonstrate the revised disclosure.  Note that pages 28 and 29 and pages 34 and 35 of the 2009 Form 10-K include a detailed analysis of the material factors that contributed to any period-over-period changes in the Company’s revenues, including, where appropriate, analysis on a segment and product basis.  In connection with any product-specific analysis, please note that MBM and BFT are derived from the same raw material, are two end products of the same process, and, although the relative proportions of MBM and BFT produced from the Company’s raw material remain relatively constant, the proportion of each product produced from such raw material is dependent upon the chemical composition (including, but not limited to, protein, fat and moisture content) of the raw material.  The proportion of MBM and BFT produced from raw material used in the Rendering Segment can vary from one production run to another and from one production location to another, but will not vary materially.  Consequently, any period-over-period changes to factors affecting the volume and composition of the Company’s raw material will affect MBM and BFT substantially similarly.  In addition, the rendering process that results in the production of MBM and BFT does not provide the Company with the ability to alter the relative proportion of MBM and BFT produced in any meaningful way.  The revised disclosure now includes a quantitative and qualitative analysis related to period-over-period changes in revenues derived from the Company’s production of MBM and BFT and a separate quantitative and qualitative analysis of the various factors impacting revenues derived from YG.  Of course, such disclosure will be modified in future filings as appropriate to conform to the underlying facts for the period(s) relevant to each future filing.

b.
We note again that you list six key indicators of performance near the top of page 24, but we do not believe that you include an adequate analysis of these indicators for the periods presented.  Please add a discussion of each indicator relative to the period results, to include both quantifying information as well as a qualitative discussion, or explain to us where such information is already included in your filing.

The Company has improved its disclosure in the 2009 Form 10-K related to the analysis of the six key indicators of performance on pages 26 through 28 and pages 32 through 33 (the “Key Indicators”) by adding additional quantitative and qualitative disclosure in the MD&A section.  For the Staff’s convenience, the Company has provided on a supplemental basis pages from the 2009 Form 10-K annotated to demonstrate the revised disclosure.  Of course, such disclosure will be modified in future filings as appropriate to conform to the underlying facts for the period(s) relevant to each future filing.  Please note that all six Key Indicators are separately analyzed in the marked disclosure as follows:

•	Finished Product Commodity Prices. Analysis of this Key Indicator is included in paragraphs 26(a), 28(b), 29(b), 32(a), 34(a) and 35(b) of the annotated 2009 Form 10-K.

•	Raw Material Volume. Analysis of this Key Indicator is included in paragraphs 27(a), 28(c), 29(c), 30(c), 31(a), 33(a), 34(b) and 35(c) of the annotated 2009 Form 10-K.

•
Production Volume and Related Yield of Finished Product.  Analysis of this Key Indicator is included in paragraphs 27(b), 28(c), 29(a), 29(c), 29(d), 33(b), 34(b), 35(a), 35(c) and 35(d) of the annotated 2009 Form 10-K.

•
Energy Prices for Natural Gas Quoted on the NYMEX Index and Diesel Fuel.  Analysis of this Key Indicator is included in paragraphs 27(c), 30(a), 31(b), 33(c), 36(a) and 36(c) of the annotated 2009 Form 10-K.

•
Collection Fees and Collection Operating Expense.  Analysis of this Key Indicator is included in paragraphs 27(d), 30(a), 30(b), 31(b), 31(c), 33(d), 36(a), 36(b), 36(c) and 36(d) of the annotated 2009 Form 10-K.

•	Factory Operating Expense. Analysis of this Key Indicator is included in paragraphs 28(a), 30(a), 31(b), 33(e), 36(a) and 36(c) of the annotated 2009 Form 10-K.

c.
We note again your presentation of the Jacobsen index.  Please add a discussion that compares the trends in the index to the trends of your own average sales prices.  In situations where the trends in the index and your sales prices do not move in concert, we would expect a detailed explanation to address this fact as well as a discussion of the reasons for conflicting movement.

In response to your comment above, the Company has revised its disclosure related to the presentation of the Jacobson index in paragraphs 26(a) and 32(a) of the annotated 2009 Form 10-K.  In connection with such revised disclosure, please note that the Jacobson index is but one of many tools used by management to monitor the performance of the business of the Company, does not provide forward or future period pricing, and is not considered to be indicative of future prices or trends.  The Company has disclosed, and will continue to disclose, that although the Company’s prices generally move in concert with reported Jacobsen prices, the Company’s actual prices for its finished products may vary significantly from the Jacobsen index because of delivery timing differences and because the Company’s finished products are delivered to multiple locations in different geographic regions.  Of course, such disclosure will be modified in future filings as appropriate to conform to the underlying facts for the period(s) relevant to each future filing.

d.
Please add discussion in your MD&A regarding your mix of raw materials relative to the mix of MBM, BFT and YG sold in each period presented.  For example, discuss the availability of bones, fat and offal, and whether the ratios of these available materials change.  Also discuss how that mix impacts the quantities of MBM, EFT and YG produced and sold and whether you are able to increase the production of one finished product, based upon demand, independent of the other.  Your disclosures should explain to the reader your ability to adjust or control the mix of finished products as the mix of raw materials changes.

As noted (i) in the Company’s response to Question 4.a. above, and (ii) in paragraphs 27(b), 28(c), 29(c), 33(b), 34(b), and 35(c) of the annotated 2009 Form 10-K, MBM and BFT are derived from the same raw material, are two separate end products of the same process, and the proportion of each produced from such raw material is dependent upon the chemical composition (including, but not limited to, protein, fat and moisture content) of such raw material.  The proportion of MBM and BFT produced from raw material used in the Rendering Segment can vary from one production run to another and from one production location to another, but will not vary materially.  YG is produced solely from (i) raw material used in the Restaurant Segment and (ii) a small portion of the raw material in the Rendering Segment that is downgraded from BFT to YG because it does not meet customer specifications for BFT.  In the case of each of MGM, BFT and YG, while the Company strives to produce the highest quality product possible, the primary indicator of the mix of finished products is the chemical composition of the raw material.  As explained above, since MBM and BFT are two separate end products of the same process, the Company cannot meaningfully adjust or alter the relative proportion of MBM and BFT produced from raw material used by the Rendering Segment.   YG is principally the end product of the refining process used by the Restaurant Services Segment.  Although some YG may result from the downgrading of BFT for failure to meet a customer’s product specifications, the preponderance of the raw material used in producing YG comes from grease collected from the Company’s restaurant customers.

e.
Expand your discussions to explain further, and by product, why volumes are down.  For example, you state that volumes are down due to a lower number of packer and processor slaughters.  Explain why these slaughters are down and the factors that impact raw material availability.  Explain whether demand for your products is also down and, if so, whether you anticipate additional raw materials will be available if the demand for your products increases.

In response to your comment above, the Company has revised its disclosure related to raw material volumes in paragraphs 27(a), 28(c), 29(c), 30(c), 31(a), 33(a), 34(b) and 35(c) of the annotated 2009 Form 10-K.  In connection with such revised disclosure, please note that production cutbacks from integrated packers/processors and closures of mid-sized packer operations as a result of difficult economic conditions resulted in lower Rendering Segment raw material available to process.  Such difficult economic conditions resulted in lower Restaurant Segment raw material available to process as well.  With respect to demand for the Company’s products, as noted in paragraph 24(a) of the annotated 2009 Form 10-K, all of the Company’s finished products are commodities and are priced relative to competing commodities such as corn, soybean oil, and soybean meal, which are quoted and traded daily on various exchanges.  As explained in paragraph 24(a) of the annotated 2009 Form 10-K, demand for the Company’s products is directly related to supply and demand of competing commodities as to nutritional and industry value to the ultimate customers of the product.  As such, prices for the Company’s products are subject to significant volatility.

As explained above and in the 2009 Form 10-K, the Company’s products are commodities and prices/demand for its products respond principally to national and international demand for the protein and fat components of animal feed.  Substitutes for our products include corn, soybean meal and soybean oil. Unexpected price increases or declines for the Company’s products can occur when significant, wide-spread crop events (such as extended draught or flooding) cause a meaningful oversupply or undersupply of competing agricultural products without altering underlying demand.  However, generally speaking, when worldwide demand for livestock feed contracts, prices for the Company’s products decline, and there is generally a corresponding decline in demand.  Demand can also be negatively impacted by import restrictions imposed by regulatory bodies concerned about conditions such as BSE (discussed in paragraph 25(a) of the annotated 2009 Form 10-K).  If there is economic recovery or expansion in the U.S. or in other industrialized areas of the world where consumers spend disposable income on meat products, and/or if regulatory bodies (particularly in Asia) lift or favorably modify existing restrictions on importing U.S. beef, the Company would expect that more cattle, hogs and poultry would be put on feed, increasing demand for the Company’s product.  However, the end result of the chain created by more animals being fed for eventual human consumption would be increased operations of the Company’s historical suppliers, such as butcher shops, grocery stores and independent beef, pork and poultry processors, thus generating more scraps, bone and offal, thereby generating more raw material to meet increasing demand.

Certifications

5.
We note that your certifications filed as Exhibits 31.1 and 31.2 are both dated August 13, 2009, and that your certification filed as Exhibit 32 is dated July 13, 2009, for both signatures, and that it refers to the Form 10-Q for the quarter ended July 4, 2009.  Please amend your filing to correct these exhibits.

The Company has amended its filing to correct these exhibits.  The execution versions of Exhibits 31.1, 31.2 and 32 contained in the Company’s records include the correct date of November 12, 2009; however, in preparing the EDGAR submission of such exhibits, incorrect dates were inadvertently included.  The Company has provided on a supplemental basis a photocopy of (i) the executed versions of these exhibits reflecting the correct dates and (ii) the executed versions of the certifications filed with the Company’s Form 10-Q/A, filed on the date hereof, which were furnished in order to provide certifications of the date of the filing of the Form 10-Q/A.

Should you have any questions regarding the foregoing or the Revisions, please contact the undersigned at (214) 746-7864.

Very truly yours,

/s/ Mary R. Korby
    Mary R. Korby